EXHIBIT 99.1

December 28, 2018

AVINO ANNOUNCES US ATM OFFERING OF UP TO US$8.0 MILLION

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; GV6: FSE; “Avino” or the “Company”) announces that it has filed a new short form base shelf prospectus dated December 21, 2018 (the “Base Shelf Prospectus”) in Canada, pursuant to which Avino may distribute common shares (the “Offered Shares”) from time to time through Cantor Fitzgerald & Co. (the “Agent”), as agent or as principal, pursuant to an amended and restated sales agreement currently in effect with the Agent for the distribution of the Offered Shares in the United States up to the aggregate sales amount of US$8.0 million (the “Maximum Amount”), in accordance with the terms of the Sales Agreement (the “Offering”). The Offering is being made in the United States under the terms of a registration statement on Form F-3 (SEC File No. 333-226963) (the “Registration Statement”) filed and effective with the United States Securities and Exchange Commission (the “SEC”), and a prospectus supplement dated December 28, 2018 (the “Prospectus Supplement”) filed in each Province of Canada, except Quebec, to the Base Shelf Prospectus; the Registration Statement, Prospectus Supplement and Base Shelf Prospectus being collectively, the “Prospectus”).

Sales of Offered Shares under the Prospectus will be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102, Shelf Distributions (“NI 44-102”), including sales made directly on the NYSE American. The Offered Shares will be distributed at the market prices prevailing at the time of sale. As a result, prices may vary as between purchasers and during the period of distribution. The period of distribution will be until the Maximum Amount has been achieved, unless terminated earlier under the terms of the Sales Agreement.

The Company has agreed to pay the Agent a cash commission equal to 3.0% of the gross proceeds of the Offering.

The Prospectus Supplement relating to the Offering, together with the Base Shelf Prospectus and the Registration Statement (collectively, the “Offering Documents”) will be filed with the securities commissions in all of the Provinces of Canada, except Quebec, and the Registration Statement previously filed with the SEC. The Offering Documents will contain important detailed information about the securities being offered. Before you invest, you should read the Offering Documents and the other documents the Company has filed for more complete information about the Company and the Offering. Copies of the Sales Agreement and the Offering Documents will be available for free by visiting the Company’s profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or the SEC’s website at www.sec.gov, as applicable.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Avino Silver & Gold Mines Ltd. – December 28, 2018

Avino Announces US ATM Offering of Up to US$8.0 Million

About Avino:

Avino is a silver and gold producer with a diversified portfolio of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently evaluating the potential economics of possible future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the expected closing of the Offering and the use of proceeds from the Offering. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, our ability to satisfy the conditions to closing of the Offering and to use the proceeds from the Offering as expected, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.